Exhibit 4.1

Form of Convertible Note

Synthetic Blood International, Inc

Placement Agent Agreement

August 1, 2007

•	IC Invest, England (IC Invest) agrees to raise up to $500,000 for Synthetic Blood International, Inc. (the Company) in bridge money in unsecured promissory notes

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The Company agrees to grant IC Invest, for an 8 week period from the date of this agreement, matching rights or participation rights up to 50% with respect to any new equity financing the Company transacts during this period

•	The Company agrees to a 12% cash finder’s fee

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The Company agrees to grant to IC Invest 5 million 5 year warrants, prorated for the amount of bridge money raised. Warrants will be priced at $.242 and have anti-dilution protection for two years or until promissory notes are paid in full. IC Invest agrees to a two year lock up period during which warrants cannot be converted to stock

/s/ Robert Nicora
Synthetic Blood International, Inc.

IC Invest, England